Contact

www.linkedin.com/in/jingzhu
(LinkedIn)

Top Skills

Product Management
Product Development
Cross-functional Team Leadership

Jing Zhu

Founder, CEO at Dashboard Story, Inc. (dba Duet)
San Francisco, California, United States

Summary

I read to gain knowledge.
I listen to understand.
I speak to communicate.
I observe to discover.
I travel to experience.
I think to connect dots.
I work to make a change.
I journey for a mission.

Experience

Dashboard Story, Inc.
Founder, CEO
April 2017 - Present (8 years 1 month)
San Francisco Bay Area

We're better known in the market as Duet, our product name. We develop advanced Mobility-as-a-Service technologies, and work with fleet operators to make transportation services more accessible, affordable, and convenient for everyone, everywhere.

www.duetinc.com

Abbott Diabetes Care
Sr. Manager, Product Management & Brand Commercialization
February 2011 - November 2016 (5 years 10 months)
Alameda, CA

Responsible for development, marketing and sales of the first touch-screen glucose monitor and its supporting data analytical software in 15 countries across North America, Europe and Asia.

Cornell NorCal
Board member
August 2009 - June 2013 (3 years 11 months)
The Great Bay Area

Treasurer, volunteer of Cornell Alumni Association of Northern California

Alchemist Series
Event organizer
January 2011 - December 2011 (1 year)
San Francisco Bay Area

Volunteer organizer of Alchemist Series, a monthly event that invites investors and founders to discuss various startup topics.

Aurora Biofuels, Inc.
Product and Business Development Manager
January 2010 - December 2010 (1 year)
Alameda, CA

Intel Corporation
Product Manager
November 2004 - May 2009 (4 years 7 months)
Santa Clara, CA

My team developed silicon based biosensors and detection platform for clinical diagnostics.

Ciphergen Biosystems
Regional Technical Sales Manager
March 2002 - October 2004 (2 years 8 months)

High throughput screening technology coupled with machine-learning based data-mining

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Education

University of California, Berkeley - Walter A. Haas School of Business
MBA, Strategy and Marketing · (2007 - 2010)

Cornell University
PhD, Immunology · (1995 - 2001)

Peking University
B.S., Chemistry · (1989 - 1993)

iNvassive Code